

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Chieh Huang
Chief Executive Officer
Boxed, Inc.
451 Broadway, Floor 2
New York, NY 10013

      Re: Boxed, Inc.
            Registration Statement on Form S-1
            Filed May 31, 2022
            File No. 333-265331

Dear Mr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Drew Capurro